July 10, 2017

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Re: BorgWarner Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 9, 2017
File No. 001-12162
Response Dated May 25, 2017 (the “May 25 Letter”)

Dear Mr. Shenk,

Below is the response of BorgWarner Inc. (together with its subsidiaries, “BorgWarner”) to the comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated June 23, 2017 on the above-referenced filing. References in this response to “we,” “us,” “our,” and “the Company” are references to BorgWarner.
For the convenience of the Staff, we have reproduced the comments set forth in the June 23 letter.
Notes to Consolidated Financial Statements
Note 14: Contingencies
Asbestos-related Liability, page 95

1.
We note your response that you concluded your revised estimate for asbestos-related claims is a change in accounting estimate rather than a correction of an error in previously issued financial statements because the quarter ending December 31, 2016 is the first time that the liability attributable to potential asbestos-related claims not yet asserted could be reasonably estimated. You state that prior to the quarter ending December 31, 2016, you concluded claims data was too volatile, and the circumstances in which future asbestos-related claims would be resolved too uncertain, to support a reasonable estimate of the liability for potential claims not yet asserted.

Based on your response, it appears you believed a liability for potential claims not asserted was probable prior to the quarter ending December 31, 2016, but that such liability was not recognized because it could not be reasonably estimated. Please confirm whether our understanding is correct.

Regarding periods prior to the quarter ending December 31, 2016, please tell us whether you (1) attempted to estimate a liability for potential claims but concluded the resulting estimate of loss (or range) was not reasonable or (2) did not attempt to estimate a liability because you believed you could not develop a reasonable estimate. If the former, please tell us the results of your estimation including your estimated liability (or range thereof) as of December 31, 2015 and why you did not believe the estimate(s) to be reasonable.

Response

a.	We confirm the Staff’s understanding is correct with respect to the first request herein.

b.
With respect to the Staff’s second request herein, we confirm that the latter statement is correct. The Company did not attempt to estimate a liability for such periods because a reasonable estimate could not be made.

2.
Please provide us a more comprehensive and specific explanation of how you determine the amount of asbestos-related costs you recorded each period. Tell us the most significant assumptions regarding your asbestos-related liability, including the impact of and reasons for changes in those assumptions during each period presented.

Response

The Company estimates two types of asbestos-related claims: asbestos-related claims asserted but not yet resolved, and asbestos-related claims not yet asserted. In each case, the Company’s estimates are based upon the Company’s claims data and claims handling experience. The Company has controls and processes in place to monitor and review incoming claims and the resolution of claims through dismissals and settlements so as to keep the Company’s information as to claims that have been resolved, and those that have been asserted but not yet resolved, continually updated. The Company also reviews its claims data and claims handling experience to evaluate, as detailed in the May 25 Letter, whether a reasonable estimate may be made of asbestos-related claims asserted but not yet resolved and asbestos-related claims not yet asserted.

With respect to asbestos-related claims asserted but not yet resolved, the Company determines the estimated amount of liability, as well as estimated associated defense costs, by determining an estimated level of settlements that will result from the population of claims filed against the Company. Specifically, the Company applies assumptions to this claims population, based on its claims experience, as to:

•	the percentage of such claims that are likely to result in a payment;

•	the average settlement value for claims that are assumed to result in a payment; and

•	the amount of defense costs applicable to such claims.

The underlying assumptions used to estimate the liability for asbestos-related claims asserted against the Company but not yet resolved did not change significantly in the periods presented in the Form 10-K.

With respect to asbestos-related claims not yet asserted, as described in further detail in the May 25 Letter, for periods prior to 2016, the Company concluded that its claims data was too volatile, and the circumstances in which future asbestos-related claims would be resolved too uncertain, to support a reasonable estimate of the liability for potential asbestos-related claims not yet asserted based on the facts known to the Company at that time. The Company determined following its re-evaluation in the third quarter of 2016, based on a culmination of factors including the verification of trends in its own claims data, that it was able to determine for the first time that its potential liability for asbestos-related claims not yet asserted was capable of reasonable estimation.

To arrive at that estimation, the Company engaged a third-party consultant specializing in the actuarial modeling and valuing of future asbestos-related claims. The Company, with the assistance of the consultant, then utilized information from its analysis of its prior claims experience, data and information respecting its claims history, and data and information respecting claims then pending against the Company to estimate the number of claims that may be asserted against the Company in the future. The projected number and types of potential asbestos-related claims that may be asserted against the Company in the future were then extrapolated over time by using anticipated levels of asbestos-related disease in the overall U.S. population, as estimated by an epidemiological model based on past claims data from the U.S. tort system involving all defendants and modified to take account of updates in recent years. This model covers the full remaining period in which such claims are likely to be asserted, which the Company estimated (based on current standard industry models) would be through December 31, 2059. Using the Company’s recent claims experience against this model, the third party consultant developed a Company-specific model for the number and types of asbestos-related claims that may be asserted against the Company through December 31, 2059. Assumptions were then applied to this Company-specific model as to the percentages of such claims that may be resolved with payment, the average costs to resolve such claims, and the aggregate defense costs applicable to such claims. This created an aggregate estimate of the value of potential asbestos-related claims that may be asserted against the Company in the future.

As a result of the above estimates and the ability to reasonably estimate its potential liability for asbestos-related claims not yet asserted for the first time in connection with the Company’s preparation of its annual financial statements for 2016, the Company recorded an increase to its estimate of the aggregate liability both for asbestos-related claims asserted but not yet resolved and potential asbestos-related claims not yet asserted, including an estimate for defense costs, of $770.8 million.

The Company necessarily made a number of assumptions in arriving at the estimate of its potential liability for asbestos-related claims not yet asserted. The most significant of those assumptions are, in no particular order:

•
the percentage of asbestos-related claims asserted industry-wide in which BorgWarner Morse TEC LLC (the applicable subsidiary of BorgWarner Inc.) (“Morse TEC”) is named will be consistent with the Company’s claims experience in recent years;

•	the percentage of asbestos-related claims asserted against Morse TEC that result in a payment will be consistent with the Company’s claims experience in recent years;

•	the average cost of resolving asbestos-related claims against Morse TEC will be consistent with the Company’s claims experience in recent years;

•
the mix of asbestos-related disease types (e.g., mesothelioma, lung cancer, non-malignant conditions) in claims asserted against Morse TEC will be consistent with its claims experience in recent years, with mesothelioma claims comprising a large majority of Morse TEC’s expenditures on account of asbestos-related claims;

•	the defense costs incurred by Morse TEC in connection with asbestos-related claims will decline over time in proportion to the decline in the number of such claims; and

•	assumptions respecting the management and defense of asbestos-related claims asserted against Morse TEC in the jurisdictions in which the largest number of claims are asserted against Morse TEC.

A number of significant industry-wide assumptions were also employed in the development of this estimate, including (in no particular order):

•
that the U.S. tort system will remain relatively consistent with its status as of December 31, 2016 (e.g., no material legislative or judicial changes affecting the bringing or resolution of asbestos-related claims);

•	the diagnosis and treatment of asbestos-related diseases will continue substantially as they were at December 31, 2016; and

•
claims will continue to be asserted against Morse TEC and other defendants in the U.S. tort system through December 31, 2059, with a runoff period for the resolution of such claims through December 31, 2067.

None of the above factors predominates in calculating the estimate, and the impact of changes to any of such factors - whether to reduce or increase the potential liability - is inherently uncertain, based on the reasons for any such change, secondary effects thereof, and the magnitude of such change.

3.
We note your disclosure that any amounts that are reasonably possible of occurring in excess of amounts recorded are not believed to be significant. We also note your disclosure that your best estimate of liability at December 31, 2016 was $879.3 million and that such amount represents the actuarial central estimate, which is intended to represent an expected value of the most probable outcome. Please tell us what you determined to be the range of reasonably possible outcomes. In light of your claims experience, please tell us how you considered ASC 450-20-50-3 and 50-4 regarding disclosing a range of reasonably possible losses in excess of your asbestos-related accrual.

Response

The Company determined that the upper end of the range of reasonably possible outcomes respecting its estimated asbestos-related liabilities was $983.5 million. As noted in the June 23 letter, the Company concluded as part of its estimation process that the actuarial central estimate within the range of estimated liabilities it determined - $879.3 million - was the best estimate of its potential liability for asbestos claims not yet resolved (both asserted and unasserted). The Company accordingly used that figure as the basis for the estimated liability recorded on its 2016 balance sheet in accordance with ASC 450-20-30-1, which provides that “[i]f some amount within a range of loss appears at the time to be a better estimate than any other amount within that range, that amount shall be accrued.”

The Company has not disclosed a potential range of loss in excess of the amount already accrued under ASC 450-20-50-3 and 50-4 because the amount of such additional potential loss considered reasonably possible is not significant, and hence disclosure thereof is not required for the financial statements not to be misleading, as discussed in ASC 450-20-50-1 and SAB Topic 5Y. The difference between the amount of the upper end of the range of reasonably possible outcomes respecting the Company’s estimated asbestos-related liabilities ($983.5 million) and the amount of the estimated liability actually accrued in the Company’s financial statements ($879.3 million) is $104.2 million. The Company does not believe that disclosure of such potential additional losses is material to the Company’s consolidated financial statements and, given the long-term nature of the estimate and the uncertainty of the assumptions, is not useful or beneficial to the users of the financial statements.

4.	Please tell us why you decided to hire the third-party consultant in the third quarter of 2016 and whether you had previously hired consultants for such work.

Response

The Company retained the third-party consultant to provide specialized actuarial assistance in connection with the estimation of its asbestos-related claims asserted but not yet resolved and those not yet asserted. The Company’s in-house personnel have extensive experience with issues respecting asbestos-related claims, including, for example, in analyzing the Company’s asbestos claims information, identifying trends in the Company’s claims experience, and estimating the aggregate costs to be incurred on account of asbestos-related claims asserted but not yet resolved. The Company determined, however, that it required additional actuarial expertise specific to the estimation and modeling of asbestos-related liabilities over significant future periods (i.e., approximately 50 years) in order to conduct an estimation of its asbestos-related claims not yet asserted that could be reasonable for U.S. GAAP purposes. Such expertise included the ability to create a reliable model of the incidence of asbestos-related disease in the U.S. population generally over the expected claiming period, and then to perform the necessary comparison of the projected number of potential asbestos-related claims that may be asserted against the Company to such model in order to create an aggregate estimate of the value of potential asbestos-related claims that may be asserted against the Company in the future.
The Company accordingly retained the third-party consultant in the third quarter of 2016 following a determination by the Company that its potential liability for asbestos-related claims not yet asserted may be capable of reasonable estimation. The Company reached that conclusion at that time for the several reasons set forth on pages 3 and 4 of the May 25 Letter.

The Company did not retain consultants for the purpose of establishing or evaluating liability estimates for financial reporting purposes prior to the third quarter of 2016.

5.	Please quantify for us the amount of the liability at December 31, 2016 that relates to potential claims not yet asserted.

Response
The estimated amount of the liability that relates to potential claims not yet asserted and their associated defense costs at December 31, 2016 is $787.4 million.
We appreciate the opportunity to provide additional clarification concerning the comment raised in your correspondence. If you have additional questions or comments, please contact Ronald T. Hundzinski at 248-754-0851.

Very truly yours,

/s/ Ronald T. Hundzinski
Ronald T. Hundzinski
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

cc:	James R. Verrier
President and Chief Executive Officer
(Principal Executive Officer)